INDEX

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19,	Website: www.santander.cl

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 1: SUMMARY OF RESULTS

4Q09: record-high net income
Quarterly Net Income, Ch$ million, and ROE, %

2008 IFRS refers to 2008’s net income restated for new accounting standards adopted in 2009. 2008 Historical refers to reported 2008’s net income (1.e. before being restated).  ROE is calculated based on restated net income and equity.

Net income up 24.9% QoQ and 46.6% YoY in 4Q09

In 4Q09, net income attributable to shareholders totaled a record-high level of Ch$137,309 million (Ch$0.73 per share and US$1.49/ADR1). These results represent an increase of 24.9% compared to 3Q09 (from now on QoQ) and an increase of 46.6% compared to restated 4Q08 figures (from now on YoY). Compared to historical figures (not adjusted for the new accounting standards2), net income attributable to shareholders increased 77.0% YoY in 4Q09. Adjusting for one-time pre-tax income of Ch$15,686 million in the quarter, net income increased 13.1% QoQ and 32.7% YoY.

ROAE reached 34.1% in 4Q 09 (30.9% adjusted)

With these results, the Bank’s ROAE in the quarter reached 34.1%. The Bank currently has the highest ROE among the banks operating in Chile. This strong profitability was achieved while having one of the highest levels of capitalization in the Chilean financial system. As of December 31, 2009, the Bank’s BIS ratio reached 15.6% and its Tier I ratio stood at 11.7%. The ROAE adjusted for one-time income in the quarter reached 30.9%.

1 Earnings per ADR is calculated using an exchange rate of Ch$506.43 per US$.
2 In 2009, banks in Chile adopted new accounting standards in line with international standards (IFRS) and historical figures in the rest of this report have been re-stated to make them comparable. The main difference compared to previous accounting standards was the elimination of price level restatement, a non-cash item. All figures and variations presented below are based on 4Q08 and 2008 figures that have been restated in line with new accounting standards adopted in 2009.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Retail loans grow 3.1% QoQ in 4Q09. Consumer loans increase 4.1% in the same period

In 4Q09, retail loans increased 3.1% QoQ and total loans grew 1.1% in the same period. The pick up in economic growth has led to a rebound in loan volumes, especially in higher yielding retail banking activities. The lower interest rate and inflation environment has also boosted loan demand. As a result, loans to individuals increased 3.5% QoQ led by a 6.6% QoQ rise in loans to high income individuals. Loan growth to middle and lower income individual increased for the first time in 2009, growing 1.2% QoQ. Lending to SMEs continues to be another area of positive growth, increasing 2.5% QoQ.

Retail loans: growth momentum gaining pace
Retail loans/, Ch$ billion and QoQ growth (%)
* Retail loans includes loans to individuals, SMEs and institutional lending

Net provision expense decreases 14.4% QoQ in 4Q09

In 4Q09, the Bank’s net provision expense decreased 14.4% QoQ. This was mainly due to an improvement in asset quality levels among individuals as a result of the Bank’s efforts to control asset quality and the improved economic scenario. As a result charge-offs in the quarter decreased 25.2% QoQ and 35.4% YoY in 4Q09.

Net interest income, net of provisions was up 14.1% QoQ and 6.1% YoY in 4Q09

In 4Q09, net interest income was up 3.7% QoQ and decreased 2.9% YoY. Net of provision expense, net interest income was up 14.1% QoQ and 6.1% YoY. The Bank’s net interest margin reached 5.8% in the quarter compared to 5.7% in 3Q09. This positive QoQ evolution of net interest income and margins was due to an improved loan mix fueled by the solid rebound in retail lending and a higher inflation rate in the quarter. The Bank maintains long-term assets (mainly medium and long-term financial investments) that are denominated in Unidades de Fomento (UFs), an inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. The UF inflation reached 0.52% in 4Q09 compared to (0.47%) in 3Q09.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Fees flat QoQ and up 4.0% YoY in 4Q09

Net fee income was flat QoQ and increased 4.0% YoY in 4Q09. Fees from credit, debit and ATM cards increased 2.2% QoQ and 19.9% YoY. The rise in fees from these businesses reflects the increase in usage of the Bank’s cards mainly as a result of the launching of three new successful credit card products in 2009. As of December 2009, the Bank, with 33.1% of all bank credit cards, generated 38.2% of all monetary purchases. Billings were up 22.9% in real terms YoY compared to 8.1% for the rest of the market, excluding Santander. Santander Chile ranks number one in Chile in terms of purchases with credit cards with approximately 19% of the market, including non-bank lenders. This was offset by the 2.4% QoQ and 31.7% YoY decrease in fees from checking accounts and lines of credit. This as a direct result of regulatory changes that prohibits fees charged for unauthorized overdrafts as of April 2009.

The efficiency ratio reaches a record-low of 30.5% in 4Q09

The Bank continued to control costs in the quarter and the efficiency ratio (Operating expenses / Operating income) reached a record-low level of 30.5% compared to 32.6% in 3Q09 and 36.6% in 4Q08. The positive evolution of operating efficiency was mainly due to general cost control and the increase in usage of alternative channels, especially internet.

Gross income net of provisions & costs increases 19.0% QoQ and 34.7% YoY in 4Q09

In summary, gross income, net of provisions & costs, a proxy for recurring earnings, jumped 19.0% QoQ and 34.7% YoY in 4Q09, reflecting the high quality of results in the period. The growth of net interest income, higher gains from financial transactions, lower provision expense and cost savings were the main drivers of these positive results. Non-recurring gains also boosted net income in the period.

(Ch$ million)	4Q09	YoY Chg.	QoQ Chg.
Net interest income	225,379	-2.9%	3.7%
Fee income	64,598	4.0%	-0.2%
Financial transactions	37,147	119.1%	17.9%
Provision expense	-67,754	-18.9%	-14.4%
Operating expenses	-102,732	-7.8%	0.0%
Gross income, net of provisions & costs	156,638	34.7%	19.0%
Other operating and non-operating income, net*	-19,089	-14.5%	-11.0%
Net income attributable to shareholders	137,309	46.6%	24.9%
* Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest.

Santander leads the System in terms of net income, ROE and Efficiency in 2009

In 2009, net income attributable to shareholders totaled Ch$431,253 million (Ch$2.29/share and US$4.69/ADR). Net income increased 3.9% YoY due to a 6.0% increase in gross income, net of provisions & operating costs. The Bank had a solid 2009 despite the weaker economic environment, which resulted in higher provision expenses and deflation, which hurt margins. This was more then offset by the Bank’s strategy of actively managing the balance sheet, growing selectively, increasing cross-selling and controlling costs. Net income attributable to shareholders increased 31.4% in 2009 compared to non-restated 2008 net income. This growth is relevant for shareholders because dividends should grow accordingly as long as the payout ratio is kept constant in 2010.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

In 2009, the Bank’s ROAE reached 28.0%, the highest in the Chilean banking system, and higher than the 12.6% showed by our competitors, that is, the System excluding Santander. At the same time, Santander was the most efficient bank in Chile achieving an efficiency ratio of 32.2% for the year, 1,880 basis points lower than the efficiency ratio of our competitors.

Summary of quarterly results (Ch$ million)	2009	YoY Chg.
Net interest income	856,516	-4.0%
Fee income	254,130	4.5%
Financial transactions	167,128	93.4%
Provision expense	-333,847	15.9%
Operating expenses	-407,894	-4.7%
Gross income, net of provisions & costs	536,033	6.0%
Other operating and non-operating income, net*	-104,780	15.9%
Net income attributable to shareholders	431,253	3.9%
* Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest

The Gross income, net of provisions & costs by business segment reflects our strategy of focusing on profitability and the diversified earnings mix of the Bank. The contribution of retail banking activities increased 6.2% in 2009 despite a 10.7% rise in provision expense. This was driven by higher spreads, greater fee income and tight control of costs in this segment.  The net contribution of the middle market was flat YoY despite the 57.6% increase in provision expense in this segment led by the salmon sector and other specific loan positions. This was offset by greater spreads, fee income and cost savings. The net contribution of our Global Banking and Markets segment increased 11.9% in 2009, despite the 47.3% decrease in loans YoY. This reflects our focus on profitability and non-lending activities in this segment over loan market share concerns.

Gross income, net of provisions & costs* (Ch$ million)	2009	YoY Chg.
Individuals	223,084	14.5%
SMEs	147,067	-4.8%
Institutional	14,290	12.5%
Total Retail Banking	384,441	6.2%
Middle-market	96,217	-0.5%
Global banking and markets	85,047	11.9%
Other	-29,672	1.5%
Gross income, net of provisions & costs	536,033	6.0%
* Includes Net interest income, net fee income, provision expense, financial transactions, net and operating expenses

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	4Q09	3Q09	4Q08	4Q09 / 4Q08	4Q / 3Q 09
Net interest income	225,379	217,253	232,203	(2.9)%	3.7%
Fee income	64,598	64,756	62,103	4.0%	(0.2)%
Financial transactions, net	37,147	31,510	16,951	119.1%	17.9%
Provision expense	(67,754)	(79,122)	(83,578)	(18.9)%	(14.4)%
Operating expenses	(102,732)	(102,775)	(111,430)	(7.8)%	(0.0)%
Gross income, net of provisions / costs	156,638	131,622	116,249	34.7%	19.0%
Other operating & non-operating income, net[1]	(19,329)	(21,721)	(22,602)	(14.5)%	(11.0)%
Net income attributable to shareholders	137,309	109,901	93,647	46.6%	24.9%
Net income/share (Ch$)	0.73	0.58	0.50	46.6%	24.9%
Net income/ADR (US$)[2]	1.49	1.11	0.82	82.1%	34.7%
Total loans	13,727,864	13,583,627	14,585,554	(5.9)%	1.1%
Customer funds	14,136,620	14,085,927	14,903,650	(5.1)%	0.4%
Shareholders’ equity	1,658,316	1,555,148	1,489,689	11.3%	6.6%
Net interest margin	5.8%	5.7%	5.8%
Efficiency ratio	30.5%	32.6%	36.6%
Return on average equity[3]	34.1%	28.8%	25.9%
NPL / Total loans[4]	3.0%	2.8%	—
Coverage NPL	85.4%	88.2%	—
PDL / Total loans[5]	1.4%	1.3%	1.1%
Coverage ratio of PDLs	180.8%	192.7%	170.5%
Expected Loan Loss[6]	2.6%	2.5%	1.9%
BIS ratio	15.6%	15.2%	13.8%
Branches	498	502	506
ATMs	1,917	1,991	1,958
1.	Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest.
2.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate. The exchange rate used is Ch$506.43 per US$.
3.	Annualized quarterly Net income attributable to shareholders / Average equity attributable to shareholders.
4.	NPL: Non-performing loans, includes all loans with one installment over 90 days overdue.
5.	PDL: Past-due loans, includes all installments 90 days or more overdue.
6.
This ratio, defined as loan loss allowances over total loans, measures how much the Bank expects to loose on its loan book, according to its internal models and the Superintendency of Banks guidelines. Banks must have 100% coverage of the Expected Loan Loss.

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Retail loans grow 3.1% QoQ in 4Q09. Consumer loans increase 4.1% in the same period

Loans	Quarter ended,			% Change
(Ch$ million)	Dec-09	Sep-09	Dec-08	Dec. 09 / 08	Dec. 09 / Sept. 09
Total loans to individuals[1]	6,403,087	6,188,291	6,229,521	2.8%	3.5%
Consumer loans	2,244,035	2,155,200	2,248,996	(0.2)%	4.1%
Residential mortgage loans	4,159,052	4,033,091	3,980,525	4.5%	3.1%
SMEs	2,483,100	2,423,328	2,471,356	0.5%	2.5%
Institutional lending	282,924	285,090	234,824	20.5%	(0.8)%
Retail lending	9,169,111	8,896,709	8,935,701	2.6%	3.1%
Middle-Market & Real estate	2,470,136	2,466,786	2,895,035	(14.7)%	0.1%
Corporate	1,081,402	1,278,334	2,052,089	(47.3)%	(15.4)%
Total loans [2,3]	13,727,864	13,583,627	14,585,554	(5.9)%	1.1%
1	Sum of consumer loans and residential mortgage loans.
2	Total loans gross of loan loss allowances and excluding interbank loans. Total loans include other non-segmented loans and other non-segmented loans.

In 4Q09, total loans increased 1.1% QoQ and decreased 5.9% YoY. The pick up in economic growth has led to a rebound in loan volumes, especially in higher yielding retail banking activities. The lower interest rate and inflation environment has also boosted loan demand. As a result, loans to individuals increased 3.5% QoQ led by a 6.6% QoQ rise in loans to high income individuals. Loan growth to middle and lower income individual increased for the first time in 2009, growing 1.2% QoQ. Lending in Santander Banefe increased 0.9% QoQ. Lending to SMEs continues to be another area of positive growth, increasing 2.5% QoQ.

Growth in lending to individuals resuming in all segments
Loans to individuals, QoQ growth by client segment, %

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Loan growth trends in the middle market also began to gather momentum in line with economic growth, increasing 0.1% QoQ after decreasing for most of the year. The net contribution to earnings of the middle market was flat YoY as higher spreads, greater fee income and cost savings offset the negative impact of lower loan volumes and higher provision expense.

Corporate lending loan volumes decreased 15.4% QoQ and 47.3% YoY. Despite the stronger economic outlook, the Bank maintains its strategy of focusing on profitability over market share concerns. The normalization of cross border liquidity flows, the active local bond market and price competition has also resulted in slower loan growth. Given our consistent focus on profitability, we have been focusing our commercial efforts in the large corporate market on non-lending activities, which generates a greater pool of revenues from these clients. This is reflected in our fee income, gains from financial transactions and the positive evolution of non-interest bearing liabilities. In 2009, net income from our Corporate banking business was up 11.9% and net interest income was up 6.2% in this segment in 2009, reflecting our strategy of focusing on profitability vs market share concerns.

FUNDING

Strong growth of non-interest bearing liabilities. Successful issuance of bonds in international markets

Customer funds	Quarter			Change %
(Ch$ million)	Dec-09	Sep-09	Dec-08	Dec. 09 / 08	Dec. 09 / Sept. 09
Non-interest bearing deposits	3,533,534	3,152,739	2,948,162	19.9%	12.1%
Time deposits	7,175,257	7,456,731	9,756,266	(26.5)%	(3.8)%
Total customer deposits	10,708,791	10,609,470	12,704,428	(15.7)%	0.9%
Mutual funds	3,427,829	3,476,457	2,199,222	55.9%	(1.4)%
Total customer funds	14,136,620	14,085,927	14,903,650	(5.1)%	0.4%
Loans to deposits*	100.9%	102.4%	93.9%
* (Loans - marketable securities that fund mortgage portfolio) / (Time deposits + demand deposits).

Customer funds increased 0.4% QoQ and fell 5.1% YoY. The 12.1% QoQ and 19.9% YoY increase in demand deposits in the quarter was mainly due to clients leaving funds in checking accounts as a result of the sharp decline in interest rates, the deflationary environment and the appreciation of the peso. Our strategic focus on non-lending activities, especially with our large corporate clients, also helped to boost demand deposit volumes.

The 3.8% QoQ and 26.5% YoY decrease in time deposits was mainly due to the deflationary and lower interest rate environment which reduced the attractiveness of time deposits. At the same time in 4Q08, the flow of time deposits increased strongly in the midst of the financial crisis due to the Bank’s stronger risk ratings. Throughout 2009, as markets returned to normality and rates declined, funds flowed back to mutual funds, as reflected in the 55.9% YoY increase in assets under management, and to demand deposits.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The decrease in time deposits was also due to Chilean pension funds investing more heavily abroad and lowering their demand for local time deposits. This was offset by the issuance of long-term senior bonds at attractive rates in the local and international markets. Total marketable debt securities outstanding increased 7.6% QoQ and 10.3% YoY. In 4Q09 the Bank re-tapped international markets by issuing US$800 million in 3 year senior notes at an average spread of US Treasury plus 150 basis points. These bonds received a rating that pierced the sovereign ceiling on behalf of Moody’s (Aa3) and where issued at the lowest rate for a Latin American issuer in 2009.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROE reaches 34.1% in 4Q09 with a BIS ratio of 15.6% and Tier I of 11.7%

Shareholders' Equity	Quarter			Change %
(Ch$ million)	Dec-09	Sep-09	Dec-08	Dec. 09 / 08	Dec. 09 / Sept. 09
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	51,538	(16,960)	(123,726)	(141.7)%	—%
Unrealized gain (loss) Available-for-sale financial assets	(26,804)	(33,001)	(7,552)	254.9%	(18.8)%
Retained Earnings:	742,279	713,806	729,664	1.7%	4.0%
Retained earnings previous periods	440,402	508,045	413,053	6.6%	(13.3)%
Net income	431,253	293,944	415,055	3.9%	46.7%
Provision for mandatory dividend	(129,376)	(88,183)	(98,444)	31.4%	46.7%
Minority Interest	29,799	30,887	25,879	15.1%	(3.5)%
Total Equity	1,688,115	1,586,035	1,515,568	11.4%	6.4%
Equity attributable to shareholders	1,658,316	1,555,148	1,489,689	11.3%	6.6%

Shareholders’ equity totaled Ch$658,316 million (US$3.3 billion) as of December 31, 2009. ROAE in 4Q09 reached 34.1%. This strong profitability was achieved while having one of the highest levels of capitalization in the banking system. Voting common shareholders’ equity is the sole component of our Tier I capital and represented 11.7% of risk weighted assets as of December 2009. The BIS ratio reached 15.6% at the same date. The positive evolution of capitalization ratios was a direct result of the Bank’s strong income generation capacity and the active management of risk weighted assets. These strong capital ratios will also support our growth strategy in 2010.

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	Dec-09	Sep-09	Dec-08 (not restated)	Dec. 09 / 08	Dec. 09 / Sept. 09
Tier I	1,658,316	1,555,148	1,578,043	5.1%	6.6%
Tier II	555,776	563,856	588,657	(5.6)%	(1.4)%
Regulatory capital	2,214,092	2,119,004	2,166,700	2.2%	4.5%
Risk weighted assets	14,202,118	13,918,058	15,710,202	(9.6)%	2.0%
Tier I ratio	11.7%	11.2%	10.0%
BIS ratio	15.6%	15.2%	13.8%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Net interest income increases 3.7% QoQ in 4Q09. Net interest income, net of provisions increases 14.1% in the quarter

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	4Q09	3Q09	4Q08	4Q09 / 4Q08	4Q / 3Q 09
Client net interest income [1]	225,889	222,568	274,900	(17.8)%	1.5%
Non-client net interest income [2]	(510)	(5,315)	(42,697)	(98.8)%	(90.4)%
Net interest income	225,379	217,253	232,203	(2.9)%	3.7%
Average interest-earning assets	15,562,696	15,184,842	15,959,439	(2.5)%	2.5%
Average loans	13,647,750	13,479,883	14,295,443	(4.5)%	1.2%
Net interest margin (NIM) [3]	5.8%	5.7%	5.8%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	31.4%	30.3%	27.8%
Quarterly inflation rate [4]	0.52%	(0.47)%	2.21%
Avg. overnight interbank rate (nominal)	0.43%	0.46%	8.24%
Avg. 10 year Central Bank yield (real)	3.09%	2.88%	3.22%
1.	Client net interest income and margins, is net interest income (and margins) generated by our commercial areas.
2.	Non-client net interest income is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management.
3.	Annualized.
4.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 4Q09, net interest income was up 3.7% QoQ and decreased 2.9% YoY. The Bank’s net interest margin reached 5.8% in the quarter compared to 5.7% in 3Q09 and 5.8% in 4Q08.

In order to better understand the underlying trends of our net interest income, we break these revenues between Client net interest income, which is net interest income (and margins) generated by our commercial areas, and Non-client interest income, which includes the rest.

Client net interest income. The 1.5% QoQ increase in client net interest income was mainly due to an improved asset mix in line with the rebound in retail lending in the period and our focus on spreads throughout the year. The 17.8% YoY decrease in client net interest income was mainly due to: (i) the strong reduction in interest rates that negatively affected the spread earned over free funds (non-interest bearing liabilities and equity) and (ii) the shift in the loan mix towards less risky, but lower yielding loans, such as residential mortgage loans and lending to high income individuals in order to control asset quality. The YoY reduction in client net interest income was offset by the favorable trends in asset quality (See Provision Expense). Net of provision expense, net interest income was up 14.1% QoQ and 6.1% YoY.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Non-Client net interest income. Non-client net interest income, which is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management, totaled a loss of Ch$510 million in 4Q09. Compared to 3Q09, this lower loss was mainly due to the higher inflation in the period. The Bank maintains long-term assets (mainly medium and long-term financial investments) that are denominated in Unidades de Fomento (UFs), an inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. In 4Q09, inflation had a positive impact on net interest income and margins as the Bank maintained a positive UF gap of approximately US$2.5 billion in the quarter. The UF inflation reached 0.52% in 4Q09 compared to (0.47%) in 3Q09 compared. The YoY improvement in non-client interest income was mainly due to a higher spread earned over the Bank’s financial investment portfolio despite the lower inflation in 4Q09 compared to 4Q08.

PROVISION FOR LOAN LOSSES

Net provision expense decreases 14.4% QoQ in 4Q09

Provision for loan losses	Quarter			Change %
(Ch$ million)	4Q09	3Q09	4Q08	4Q09 / 4Q08	4Q / 3Q 09
Gross provisions	(26,412)	(25,377)	(17,317)	52.5%	4.1%
Charge-offs	(49,093)	(65,613)	(75,984)	(35.4)%	(25.2)%
Gross provisions and charge-offs	(75,505)	(90,990)	(93,301)	(19.1)%	(17.0)%
Loan loss recoveries	7,751	11,868	9,723	(20.3)%	(34.7)%
Net provisions for loan losses	(67,754)	(79,122)	(83,578)	(18.9)%	(14.4)%
Total loans[1]	13,727,864	13,583,627	14,585,554	(5.9)%	1.1%
Total reserves (RLL)	(349,485)	(338,020)	(274,205)	27.5%	3.4%
Past due loans[2] (PDL)	193,250	175,426	160,824	20.2%	10.2%
Non-performing loans[3] (NPL)	409,067	383,172	—	—	6.8%
Gross provision expense / Loans	2.20%	2.68%	2.56%
Cost of credit[4]	1.97%	2.33%	2.29%
PDL / Total loans	1.41%	1.29%	1.10%
Expected Loan Loss (RLL / Total loans)	2.55%	2.49%	1.88%
Coverage of past due loans[5]	180.8%	192.7%	170.5%
NPL / Total loans	3.0%	2.8%	—
Coverage of NPL[6]	85.4%	88.2%	—
1	Excludes interbank loans.
2	PDL: Past due loans: installments or credit lines more than 90 days overdue.
3	NPL: Non-performing loans: Full balance of loans with one installment 90 days or more overdue.
4	Cost of credit: Net provision expense, annualized / Loans.
5	Coverage of PDL: RLL / PDL.
6	Coverage NPL: RLL / NPL.

In 4Q09, the Bank’s net provision expense decreased 14.4% QoQ and 18.9% YoY. This was mainly due to an improvement in asset quality levels among individuals that represent more than 80% of charge-offs. As a result charge-offs in the quarter decreased 25.2% QoQ and 35.4% YoY. As mentioned in previous earning reports, the Bank continued to focus loan growth in lower risk segments in order to contain asset quality. At the same time, commercial executives continued to dedicate an important percentage of their time to asset quality issues and recoveries. This favorable charge-off trend was partially offset by a 4.1% QoQ and 52.5% YoY increase in gross provision expense. This was mainly due to a rise in the expected loss in the middle market as the Bank proactively continued to set aside more provisions for specific loan positions in this segment.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

By loan product, provision expense was as follows:

Net provisions for loan losses by segment	Quarter			Change %
(Ch$ million)	4Q09	3Q09	4Q08	4Q09 / 4Q08	4Q / 3Q 09
Commercial loans[1]	(18,374)	(13,612)	(8,868)	107.2%	35.0%
Residential mortgage loans	(2,741)	(3,096)	(2,002)	36.9%	(11.5)%
Consumer loans	(58,007)	(79,329)	(61,622)	(5.9)%	(26.9)%
Net provisions for loan losses	(67,754)	(79,122)	(83,578)	(18.9)%	(14.4)%
1 Includes net provision expenses for interbank loans and off-balance sheet contingent

The rise in risk levels in the middle-market explains the rise in the Expected Loan Loss level to 2.55% in the quarter. This ratio, defined as loan loss allowances over total loans, measures how much the Bank expects to loose on its loan book, according to its internal models and the Superintendency of Banks guidelines. The Bank is required to have 100% coverage of its Expected Loan Loss ratio. For the same reasons mentioned above, the past due loan ratio (installments more than 90 days overdue) increased to 1.41% and the non-performing loan ratio (installments plus principal more than 90 days overdue) reached 3.0% at year-end 2009. The coverage of NPL reached 85.4% as of December 2009 with a coverage of consumer loan NPL reaching 198.7%.

Improvement in coverage levels of NPL in 2009
Reserves / NPLs by loan product, %

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Solid YoY growth of usage-linked fees

Fee Income	Quarter			Change %
(Ch$ million)	4Q09	3Q09	4Q08	4Q09 / 4Q08	4Q / 3Q 09
Collection fees	16,697	17,168	14,139	18.1%	(2.7)%
Credit, debit & ATM card fees	14,002	13,702	11,676	19.9%	2.2%
Checking accounts & lines of credit	11,991	12,284	17,558	(31.7)%	(2.4)%
Asset management	8,825	8,302	5,853	50.8%	6.3%
Guarantees, pledges and other contingent operations	6,159	6,260	5,084	21.1%	(1.6)%
Insurance brokerage	4,039	4,221	3,619	11.6%	(4.3)%
Fees from brokerage and custody of securities	1,741	1,763	977	78.2%	(1.2)%
Other Fees	1,144	1,056	3,197	(64.2)%	8.3%
Total fees	64,598	64,756	62,103	4.0%	(0.2)%

Net fee income was flat QoQ and increased 4.0% YoY in 4Q09. The Bank has implemented various strategies to promote fee growth throughout the year to compensate for the weaker economic environment and some adverse regulatory changes.

Fees from credit, debit and ATM cards increased 2.2% QoQ and 19.9% YoY. The rise in fees from these businesses reflects the increase in usage of the Bank’s cards mainly as a result of the launching of three new successful credit card products in 2009. As of December 2009, the Bank, with 33.1% of all bank credit cards, generated 38.2% of all monetary purchases. Billing was up 22.9% in real terms YoY compared to 8.1% for the rest of the market, excluding Santander.

Fees from checking accounts and lines of credit decreased 2.4% QoQ and 31.7% YoY. This as a direct result of regulatory changes that prohibits fees charged for unauthorized overdrafts as of April 2009. This is being offset by the Bank’s strategy to increased product usage and cross-selling as reflected in other fee generating products, such as the card business, asset management and insurance brokerage.

Collection fees in 3Q09 decreased 2.7% QoQ. The 18.1% YoY rise was mainly due to higher fees from the collection of loan insurance policies on behalf of third parties. The ability to pay bills easily online has also driven collection fees.

Fees from asset management increased 6.3% QoQ and 50.8% YoY. Total assets under management reached Ch$3,427,829 million (US$6.8 billion) decreasing 1.4% QoQ and increasing 55.9% YoY. The YoY increase reflects the greater flows of money to both money market and stock funds as investor sentiment improved in the year. The Bank’s commercial teams have also proactively funneled customer deposits to mutual funds, which is a more profitable product for the Bank. The QoQ decline is mainly due to the appreciation of the peso that resulted in translation loss of funds invested abroad.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OPERATING EXPENSES AND EFFICIENCY

The efficiency ratio reaches a record-low 30.5% in 4Q09

Operating Expenses	Quarter			Change %
(Ch$ million)	4Q09	3Q09	4Q08	4Q09 / 4Q08	4Q / 3Q 09
Personnel expenses	(56,638)	(55,751)	(67,547)	(16.2)%	1.6%
Administrative expenses	(34,051)	(34,955)	(32,605)	4.4%	(2.6)%
Depreciation and amortization	(11,968)	(12,069)	(11,194)	6.9%	(0.8)%
Deterioration	(75)	0	(84)	(10.7)%	—%
Operating expenses	(102,732)	(102,775)	(111,430)	(7.8)%	(0.0)%
Efficiency ratio*	30.5%	32.6%	36.6%
* Operating expenses / Operating income.  Operating income = Net interest income + Net fee income+ Financial transactions net + other operating income and expenses.

The Bank continued to control costs in 4Q09 and the efficiency ratio reached a record-low level of 30.5%. Operating expenses decreased 0.0% QoQ and 7.8% YoY in 3Q09. The main drivers of this higher level of efficiency have been: (i) the lower inflationary environment, (ii) lower expenses from paid-vacation days, (iii) a fall in variable incentives, (iv) a 6.7% reduction in average headcount, (v) lower expenses related to branch openings and (vi) the increase in usage of alternative channels, especially internet. For the whole of 2009, the efficiency ratio reached 32.2%.

Sustained improvement on efficiency
Cost / Income, %

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET RESULTS FROM FINANCIAL TRANSACTIONS

Positive results from client activities and the sale of charged-off loans boost financial transactions gains

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	4Q09	3Q09	4Q08	4Q09 / 4Q08	4Q / 3Q 09
Net gains from mark-to-market and trading	(48,126)	51,447	102,222	(147.1)%	(193.5)%
Exchange differences, net	85,273	(19,937)	(85,271)	(200.0)%	(527.7)%
Net results from financial transactions*	37,147	31,510	16,951	119.1%	17.9%
Avg. 10 year Central Bank yield (real)	3.09%	2.88%	3.22%
Avg. 10 year Central Bank yield (nominal)	6.13%	5.70%	6.50%
* These results mainly include the mark-to-market of the available for sale investment portfolio, realized and unrealized gains of financial investments held for trading, the interest revenue generated by the held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Exchange differences, net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

The Net results from financial transactions, which include the sum of the net gains from mark-to-market and trading and exchange differences, net totaled a gain of Ch$37,147 million in 4Q09. In order to better understand this line item, we present the net results from financial transactions by business area in the table below.

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	4Q09	3Q09	4Q08	4Q09 / 4Q08	4Q / 3Q 09
Santander Global Connect & Market making	25,690	15,335	21,263	20.8%	67.5%
ALCO & Proprietary trading	11,457	16,175	(4,312)	(365.7)%	—%
Net results from financial transactions	37,147	31,510	16,951	119.1%	17.9%
*  Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients. This line item also includes the gain or loss from the sale of charged-off loans.

The 17.9% QoQ increase in this line item was mainly due to a 20% QoQ increase in gains from Santander Global Connect, the Bank’s commercial platform for selling treasury products to our clients. This line item also includes a one-time gain of Ch$8,614 million from the sale of charged-off loans in the quarter in line with our strategy of actively managing our balance sheet in order to generate higher profitability and to focus our collection efforts on short-term non-performance. The 119.1% YoY increase in this line item was mainly due to better gains from our proprietary trading business and ALCO positions.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OTHER INCOME AND EXPENSES

The Bank recognizes a one-time gain of Ch$7,072 million from the sale of a fixed asset

Other Income and Expenses	Quarter			Change %
(Ch$ million)	4Q09	3Q09	4Q08	4Q09 / 4Q08	4Q / 3Q 09
Other operating income	24,598	3,219	2,681	817.5%	664.2%
Other operating expenses	(14,773)	(1,922)	(9,241)	59.9%	668.6%
Income attributable to investments in other companies	(566)	97	(659)	(14.1)%	(683.5)%
Income tax	(28,348)	(22,439)	(13,507)	109.9%	26.3%
Income tax rate	17.1%	16.9%	12.4%

Other operating income totaled a gain of Ch$24,598 million in the quarter. This result includes a one-time gain of Ch$7,072 million from the sale of a building in December 2009. Other operating income also includes the reversal in 4Q09 of Ch$16,700 million in additional provisions for non-specific credit and non-credit contingencies that were recognized by the Bank at the beginning of the year given the risk for further deterioration of the economy and asset quality. In 2Q, 3Q and 4Q09, these non-specific provisions were reversed as the Bank assigned specific credit provisions to loans in Provision Expense.

Other operating expenses totaled a loss of Ch$14,773 million in the quarter. This was mainly due to higher charge-offs of repossessed assets and the setting aside of additional provisions for non-credit contingencies.

Income tax increased 26.3% QoQ as a result of higher income before taxes. The 109.9% YoY increase in income tax expense can be explained by higher net income and the changes in accounting standards adopted in 2009.  As a consequence of this change, the Bank’s historical net income before tax figure changed, mainly as a result of the elimination of price level restatement, a non-cash item. In 4Q08, the Bank recognized in its historical income statement a Ch$15,451 million loss from price level restatement, which was tax deductible. As the results from price level restatement are no longer recognized, but historical tax expense remains unchanged under the new accounting standards, the re-stated 4Q08 effective tax rate falls. The statutory tax rate in Chile has not changed and is 17% over net income before taxes.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All of our ratings are assigned a stable outlook.  We are the best rated companies in Latin America.

Moody’s	Rating
Long-term bank deposits	A1
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	Level 2	1CN1
Short-term deposits	N1+	Level 1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+
Outlook	Stable	Stable

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 5: SHARE PERFORMANCE
As of December 2009

Ownership Structure:

ADR price (US$) 2009
12/31/09:	64.78
Maximum (2009):	64.78
Minimum (2009):	31.22

Market Capitalization: US$11,749 million

P/E 12 month trailing*:	12.8
P/BV (09/30/09)**:	3.56
Dividend yield***:	6.3%

*	Price as of Dec. 31 / 12mth Earnings (2008 non-restated)
**	Price as of Dec. 31 / Book value as of 12/31/09
***	Based on closing price on record date of last dividend payment.

Daily traded volumes 2009
US$ million

Local share price (Ch$) 2009
12/31/09:	30.74
Maximum (2009):	31.00
Minimum (2009):	18.23

Dividends:
Year paid	Ch$/share	% of previous year earnings
2006:	0.83	65%
2007:	0.99	65%
2008:	1.06	65%
2009:	1.13	65%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 6: INSTITUTIONAL BACKGROUND

Institutional Background

As per the latest public records published by the Superintendency of Banks of Chile for December 2009, Banco Santander Chile was the largest bank in terms of loans and second in deposits. The Bank has the highest credit ratings among all Latin American companies, with an A+ rating from Standard and Poor’s, A+ by Fitch and A1 by Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.91% of Banco Santander Chile.

For more information see www.santander.cl

Banco Santander (SAN.MC, STD.N) is a retail and commercial bank, based in Spain. Santander has more than 90 million customers, 13,660 branches – more than any other international bank – and 169,460 employees around the world. It is the largest financial group in Spain and Latin America, with leading positions in the United Kingdom and Portugal and a broad presence in Europe through its Santander Consumer Finance arm. In 2009, Santander registered EUR 8,943 million in net attributable profit. Banco Santander’s eligible capital at the close of the third quarter came to EUR 79,704 million, with a surplus of EUR 34,769 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 14.2%, Tier I to 10.1% and core capital 8.6%. These ratios place Santander among the most solvent banks in the world.

For more information see www.santander.com

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

						Dec. 09 /
Unaudited Balance Sheet	Dec-09	Dec-09	Sep-09	Dec-08	Dec. 09 / 08	Sept. 09
	US$ths				% Chg.
Assets

Cash and balances from Central Bank	4,028,505	2,043,459	906,871	855,411	138.9%	125.3%
Funds to be cleared	922,886	468,134	405,829	335,405	39.6%	15.4%
Financial assets held for trading	1,574,251	798,539	733,319	1,166,426	(31.5)%	8.9%
Investment collateral under agreements to repurchase	27,639	14,020	16,086	-	—%	(12.8)%
Derivatives	2,747,911	1,393,878	1,428,496	1,846,509	(24.5)%	(2.4)%
Interbank loans	46,072	23,370	56,674	95,499	(75.5)%	(58.8)%
Loans, net of reserves for loan losses	26,374,330	13,378,379	13,245,608	14,311,349	(6.5)%	1.0%
Available-for-sale financial assets	3,607,866	1,830,090	1,903,217	1,580,240	15.8%	(3.8)%
Held-to-maturity investments	-	-	-	-	—%	—%
Investments in other companies	14,622	7,417	7,184	7,277	1.9%	3.2%
Intangible assets	152,311	77,260	64,858	68,232	13.2%	19.1%
Fixed assets	362,981	184,122	186,763	200,389	(8.1)%	(1.4)%
Current tax assets	8,952	4,541	4,519	18,715	(75.7)%	0.5%
Deferred tax assets	187,736	95,229	105,422	88,825	7.2%	(9.7)%
Other assets	892,179	452,558	541,467	508,655	(11.0)%	(16.4)%
Total Assets	40,948,242	20,770,996	19,606,313	21,082,932	(1.5)%	5.9%

Liabilities and Equity
Total non-interest bearing deposits	6,966,060	3,533,534	3,152,739	2,948,162	19.9%	12.1%
Funds to be cleared	543,073	275,474	254,983	142,552	93.2%	8.0%
Investments sold under agreements to repurchase	2,197,348	1,114,605	807,034	562,223	98.2%	38.1%
Time deposits and savings accounts	14,145,406	7,175,257	7,456,731	9,756,266	(26.5)%	(3.8)%
Derivatives	2,659,253	1,348,906	1,318,230	1,469,724	(8.2)%	2.3%
Deposits from credit institutions	4,035,071	2,046,790	1,741,380	1,425,067	43.6%	17.5%
Marketable debt securities	5,765,749	2,924,676	2,717,508	2,651,372	10.3%	7.6%
Other obligations	289,622	146,911	145,925	131,318	11.9%	0.7%
Current tax liabilities	125,837	63,831	60,503	791	7969.7%	5.5%
Deferred tax liability	6,663	3,380	2,149	19,437	(82.6)%	57.3%
Provisions	366,922	186,121	151,724	166,719	11.6%	22.7%
Other liabilities	519,263	263,396	211,372	293,733	(10.3)%	24.6%
Total Liabilities	37,620,268	19,082,881	18,020,278	19,567,364	(2.5)%	5.9%

Equity
Capital	1,757,128	891,303	891,303	891,303	0.0%	0.0%
Reserves	101,605	51,539	(16,960)	51,539	0.0%	—%
Unrealized gain (loss) Available-for-sale financial assets	(52,842)	(26,804)	(33,001)	(7,552)	254.9%	(18.8)%
Retained Earnings:	1,463,338	742,278	713,806	554,399	33.9%	4.0%
Retained earnings previous periods	868,213	440,401	508,045	237,788	85.2%	(13.3)%
Net income	850,178	431,253	293,944	415,055	3.9%	46.7%
Provision for mandatory dividend	(255,054)	(129,376)	(88,183)	(98,444)	31.4%	46.7%
Total Shareholders' Equity	3,269,228	1,658,316	1,555,148	1,489,689	11.3%	6.6%
Minority Interest	58,746	29,799	30,887	25,879	15.1%	(3.5)%
Total Equity	3,327,974	1,688,115	1,586,035	1,515,568	11.4%	6.4%
Total Liabilities and Equity	40,948,242	20,770,996	19,606,313	21,082,932	(1.5)%	5.9%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 2 : YTD INCOME STATEMENTS

YTD Income Statement Unaudited	2009	2009	2008	Dec. 09 / 08
	US$ths.	Ch$ million nominal		% Chg.

Interest revenue	2,381,031	1,207,778	2,061,346	(41.4)%
Interest expense	(692,483)	(351,262)	(1,169,280)	(70.0)%
Net interest revenue	1,688,548	856,516	892,066	(4.0)%
Fee income	622,819	315,925	295,969	6.7%
Fee expense	(121,824)	(61,795)	(52,840)	16.9%
Net fee income	500,996	254,130	243,129	4.5%
Net gains from mark-to-market and trading	7,663	3,887	273,477	(98.6)%
Exchange differences, net	321,816	163,241	(187,042)	—%
Financial transactions, net	329,479	167,128	86,435	93.4%
Other operating income	65,536	33,243	18,222	82.4%
Total operating income	2,584,558	1,311,017	1,239,852	5.7%
Provision expense	(658,151)	(333,847)	(287,983)	15.9%
Total operating income net of provisions	1,926,407	977,170	951,869	2.7%
Personnel expenses	(442,551)	(224,484)	(246,775)	(9.0)%
Administrative expenses	(269,516)	(136,712)	(133,682)	2.3%
Depreciation and amortization	(91,913)	(46,623)	(47,627)	(2.1)%
Deterioration	(148)	(75)	(84)	(10.7)%
Operating expenses	(804,128)	(407,894)	(428,168)	(4.7)%
Other operating expenses	(87,541)	(44,405)	(41,594)	6.8%
Total operating expenses	(891,669)	(452,299)	(469,762)	(3.7)%
Net operating income	1,034,738	524,871	482,107	8.9%
Income attributable to investments in other companies	586	297	632	(53.0)%
Net income before taxes	1,035,324	525,168	482,739	8.8%
Income tax	(175,184)	(88,862)	(60,087)	47.9%
Net income from ordinary activities	860,140	436,306	422,652	3.2%
Net income discontinued operations	0	0	0	—%
Net income attributable to:
Minority interest	9,962	5,053	7,597	(33.5)%
Net income attributable to shareholders	850,178	431,253	415,055	3.9%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 3 : QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	4Q09	4Q09	3Q09	4Q08	4Q09 / 4Q08	4Q / 3Q 09
	US$ths.				% Chg.
Interest revenue	674,939	342,363	279,880	540,779	(36.7)%	22.3%
Interest expense	(230,624)	(116,984)	(62,627)	(308,576)	(62.1)%	86.8%
Net interest revenue	444,315	225,379	217,253	232,203	(2.9)%	3.7%
Fee income	158,701	80,501	79,584	76,699	5.0%	1.2%
Fee expense	(31,351)	(15,903)	(14,828)	(14,596)	9.0%	7.2%
Net fee income	127,349	64,598	64,756	62,103	4.0%	(0.2)%
Net gains from mark-to-market and trading	(94,876)	(48,126)	51,447	102,222	—%	—%
Exchange differences, net	168,108	85,273	(19,937)	(85,271)	—%	—%
Total financial transactions, net	73,232	37,147	31,510	16,951	119.1%	17.9%
Other operating income, net	48,493	24,598	3,219	2,681	817.5%	664.2%
Total operating income	693,390	351,722	316,738	313,938	12.0%	11.0%
Provision expense	(133,571)	(67,754)	(79,122)	(83,578)	(18.9)%	(14.4)%
Total operating income net of provisions	559,819	283,968	237,616	230,360	23.3%	19.5%
Personnel expenses	(111,657)	(56,638)	(55,751)	(67,547)	(16.2)%	1.6%
Administrative expenses	314,590	(34,051)	(34,955)	(32,605)	4.4%	(2.6)%
Depreciation and amortization	(23,594)	(11,968)	(12,069)	(11,194)	6.9%	(0.8)%
Deterioration	(148)	(75)	0	(84)	(10.7)%	—%
Operating expenses	(202,527)	(102,732)	(102,775)	(111,430)	(7.8)%	(0.0)%
Other operating expenses	(29,124)	(14,773)	(1,922)	(9,241)	59.9%	668.6%
Total operating expenses	(231,651)	(117,505)	(104,697)	(120,671)	(2.6)%	12.2%
Net operating income	328,168	166,463	132,919	109,689	51.8%	25.2%
Income Price level restatement attributable to investments in other companies	(1,116)	(566)	97	(659)	(14.1)%	—%
Net income before taxes	327,052	165,897	133,016	109,030	52.2%	24.7%
Income tax	(55,886)	(28,348)	(22,439)	(13,507)	109.9%	26.3%
Net income from ordinary activities	271,166	137,549	110,577	95,523	44.0%	24.4%
Net income discontinued operations	0	0	0	0
Net income attributable to:
Minority interest	473	240	676	1,876	-87.2%	-64.5%
Net income attributable to shareholders	270,693	137,309	109,901	93,647	46.6%	24.9%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-08	Jun-08	Sep-08	Dec-08	Mar-09	Jun-09	Sep-09	Dec-09
(Ch$ millions)
Loans
Consumer loans	2,158,563	2,205,135	2,241,163	2,248,996	2,187,832	2,121,045	2,155,200	2,244,035
Residential mortgage loans	3,454,267	3,636,849	3,852,648	3,980,525	3,927,343	3,970,896	4,033,091	4,159,052
Commercial loans	6,808,174	7,357,979	7,679,640	8,356,033	7,870,502	7,309,545	7,395,336	7,324,777
Total loans	12,421,004	13,199,963	13,773,451	14,585,554	13,985,677	13,401,486	13,583,627	13,727,864
Allowance for loan losses	(236,454)	(245,823)	(258,446)	(274,205)	(281,265)	(314,191)	(338,020)	(349,485)
Total loans, net of allowances	12,184,550	12,954,140	13,515,005	14,311,349	13,704,412	13,087,295	13,245,607	13,378,379

Loans by segment
Individuals	5,612,830	5,841,984	6,093,811	6,229,521	6,115,175	6,091,941	6,188,291	6,403,087
SMEs	2,201,005	2,314,975	2,418,645	2,471,356	2,385,720	2,370,029	2,423,328	2,483,100
Institutional lending	218,018	230,934	216,016	234,824	254,565	262,915	285,090	282,924
Total retail lending	8,031,853	8,387,893	8,728,472	8,935,701	8,755,460	8,724,885	8,896,709	9,169,111
Middle-Market & Real estate	2,516,708	2,703,058	2,831,381	2,895,035	2,727,232	2,472,244	2,466,786	2,470,136
Corporate	1,500,669	1,573,148	1,648,671	2,052,089	1,656,772	1,322,963	1,278,334	1,081,402

Customer funds
Demand deposits	2,772,568	3,194,423	3,130,913	2,948,162	3,092,010	3,083,814	3,152,739	3,533,534
Time deposits	8,407,623	8,390,418	8,408,557	9,756,266	8,677,857	8,342,396	7,456,731	7,175,257
Total deposits	11,180,191	11,584,841	11,539,470	12,704,428	11,769,867	11,426,210	10,609,470	10,708,791
Mutual funds (Off balance sheet)	2,669,438	3,033,103	2,533,228	2,199,222	3,085,227	3,342,860	3,476,457	3,427,829
Total customer funds	13,849,629	14,617,944	14,072,698	14,903,650	14,855,094	14,769,070	14,085,927	14,136,620
Loans / Deposits[1]	91.4%	93.2%	98.8%	93.9%	96.5%	94.3%	102.4%	100.9%

Average balances
Avg. interest earning assets	13,539,003	14,241,705	14,681,695	15,959,439	15,742,285	15,147,554	15,184,842	15,562,696
Avg. loans	12,277,279	12,807,117	13,444,859	14,295,443	14,312,882	13,733,919	13,479,883	13,647,750
Avg. assets	17,561,157	18,473,351	19,017,636	20,846,092	20,491,544	19,719,613	19,384,473	20,123,590
Avg. demand deposits	2,807,126	3,019,391	3,007,538	2,996,543	2,952,461	3,087,754	3,079,230	3,278,373
Avg equity	1,345,916	1,279,462	1,322,955	1,446,467	1,517,710	1,495,755	1,528,506	1,608,510
Avg. free funds	4,153,042	4,298,853	4,330,493	4,443,010	4,470,170	4,583,509	4,607,736	4,886,883

Capitalization
Risk weighted assets	13,593,098	14,066,367	15,170,215	15,710,202	13,979,591	13,544,319	13,918,058	14,202,118
Tier I	1,398,183	1,350,580	1,477,245	1,578,043	1,543,039	1,497,019	1,555,148	1,658,316
Tier II	415,905	461,436	514,005	588,657	560,232	535,978	563,856	555,776
Regulatory capital	1,814,088	1,812,015	1,991,251	2,166,700	2,103,271	2,032,997	2,119,004	2,214,092
BIS ratio	13.3%	12.9%	13.1%	13.8%	15.0%	15.0%	15.2%	15.6%

Profitability & Efficiency
Net interest margin	5.6%	6.2%	6.9%	5.8%	4.8%	6.0%	5.7%	5.8%
Efficiency ratio	36.6%	37.0%	33.1%	36.6%	34.5%	31.5%	32.6%	30.5%
Avg. Free funds / interest earning assets	30.7%	30.2%	29.5%	27.8%	28.4%	30.3%	30.3%	31.4%
Return on avg. equity	25.6%	32.3%	40.0%	25.9%	20.2%	28.7%	28.8%	34.1%
Return on avg. assets	2.0%	2.2%	2.8%	1.8%	1.5%	2.2%	2.3%	2.7%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

	Mar-08	Jun-08	Sep-08	Dec-08	Mar-09	Jun-09	Sep-09	Dec-09
Asset quality
Non-performing loans (NPLs)[2]	—	—	—	—	392,802	415,311	383,172	409,067
Past due loans[3]	135,354	147,874	154,651	160,824	169,220	181,645	175,426	193,250
Expected loss[4]	236,454	245,823	258,446	274,205	281,265	314,191	338,020	349,485
NPLs / total loans	—	—	—	—	2.81%	3.10%	2.82%	2.98%
PDL / total loans	1.09%	1.12%	1.12%	1.10%	1.21%	1.36%	1.29%	1.41%
Coverage of NPLs (Loan loss allowance / NPLs)	—	—	—	—	71.60%	75.65%	88.22%	85.43%
Loan loss allowance / PDLs	174.7%	166.2%	167.1%	170.5%	166.2%	173.0%	192.7%	180.8%
Expected loss (Loan loss allowances / Loans)	1.90%	1.86%	1.88%	1.88%	2.01%	2.34%	2.49%	2.55%
Cost of credit (prov. expense / loans)	1.98%	2.14%	2.11%	2.29%	2.60%	2.87%	2.33%	1.97%

Network
Branches	495	497	501	506	500	501	502	498
ATMs	1,989	2,016	1,987	1,958	1,929	1,929	1,991	1,917

Market information (period-end)
Net income per share (Ch$)	0.46	0.55	0.70	0.50	0.41	0.57	0.58	0.73
Net income per ADR (US$)	1.08	1.09	1.32	0.82	0.73	1.12	1.11	1.49
Stock price	21.9	21.4	21.9	20.5	19.1	23.9	30.4	30.7
ADR price	52.3	43.0	42.8	35.0	34.4	46.7	57.5	64.8
Market capitalization (US$mn)	9,479	7,801	7,761	6,353	6,230	8,468	10,436	11,749
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate[5]	1.02%	2.17%	3.63%	2.21%	(2.30)%	(0.13)%	(0.47)%	0.52%
Avg. overnight interbank rate (nominal)	6.22%	6.39%	7.58%	8.24%	5.49%	1.40%	0.46%	0.43%
Avg. 10 year Central Bank yield (real)	2.84%	3.06%	3.39%	3.22%	2.60%	2.86%	2.88%	3.09%
Avg. 10 year Central Bank yield (nominal)	6.46%	6.98%	7.74%	6.50%	5.09%	5.63%	5.70%	6.13%
Observed Exchange rate (Ch$/US$) (period-end)	439.1	520.1	552.5	629.1	582.1	529.07	546.07	506.43

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl